news release

Zi Corporation's eZiText® Chosen as the Text Messaging Standard for Samsung's New SPH-i500 Smart Phone

CALGARY, AB, January 31, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its product eZiText has been chosen by Samsung Electronics as the text messaging standard for its latest smart phone, the SPH-i500, for sale in the North American market. Samsung, the world's third largest manufacturer of wireless handsets, launched the i500 at the Consumer Electronics Show held in Las Vegas earlier in January.

A fully integrated Palm Powered smart phone, the i500 gives its customers the power to organize, connect, and view HTML web sites in full, vibrant color. By providing the predictive text input capabilities within the i500, eZiText input connects Samsung's customers to a faster and more personalized experience when sending or receiving short messages or e-mail, browsing the Internet or engaging in e-commerce - any application where the user is required to communicate using text.

"Together with Samsung, Zi is committed to delivering advanced wireless communications interfaces to the North American market and the introduction of the i500 smart phone serves as a significant proof point to this strategy," said Gary Kovacs, president, Zi Corporation. "The North American market is an important and growing opportunity for Zi. Samsung is the second key wireless phone manufacturer in recent months to have selected eZiText for use in wireless handsets to be sold in the U.S. This is an indication of the momentum we are building in this market," added Kovacs.

The i500 is Samsung's latest innovation to provide productivity tools to meet the needs of their customers' demanding lifestyles. The i500 is a fully integrated Palm Powered phone that delivers both business professionals and consumers the use of thousands of Palm applications to remain productive, informed, and entertained.

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eZiText for English is embedded as a standard text entry mode on the Samsung i500 smart phone and enables consumers with an easy-to-use and fast text entry system on the phone's keypad. The integration includes Zi's latest innovations for user-centric personalization and learning for the eZiText product. Zi worked with PalmSource to seamlessly integrate eZiText within the Palm Operating System (OS), enabling all applications within the smart phone to have access to eZiText as an input mode. PalmSource is the OS development arm of Palm, Inc.

Incorporating eZiText into mobile devices enables consumer electronic manufacturers (OEMs and ODMs) and telecom carriers to provide consumers with richer, more personalized text entry experiences. eZiText provides faster and more efficient text messaging through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and behavior.

About Samsung Electronics Co. Ltd.
Samsung Electronics Co. Ltd. (www.samsung.com) is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 64,000 people in 89 offices in 47 countries. The company is the world's largest producer of memory chips, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Digital Media Network, Device Solution Network, Telecommunication Network and Digital Appliance Network Businesses.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology products, eZiTapTM and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNetTM is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this news release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

For more information:

Investor Inquiries:

Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns, Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:

Allen & Caron Inc
Len Hall
Phone: (949) 474-4300
E-mail: len@allencaron.com